Exhibit 99.1

HAFNIA’S H1 / Q2 2024 FINANCIAL RESULTS PRESENTATION TO BE HELD ON 23 AUGUST 2024

Singapore, 16 August 2024

Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code “HAFN”) will release its H1 / Q2 2024 results at approximately 07:30 CET on 23 August 2024. In connection with this release, Hafnia will hold an investor presentation with Mikael Skov (CEO), Perry van Echtelt (CFO), Jens Christophersen (EVP), and Thomas Andersen (EVP).

The details are as follows:

Date: Friday, 23rd August 2024

Location	Local Time
Oslo, Norway	14:30 CET
New York, U.S.A	08:30 EST
Singapore	20:30 SGT

The financial results presentations will be available via live video webcast via the following link: Click here to join Hafnia’s Investor Presentation on 23 August 2024

Meeting ID: 373 678 366 170

Passcode: 55R75k
Download Teams | Join on the web
Dial in by phone: +45 32 72 66 19,,232058645# Denmark, All locations
Find a local number
Phone conference ID: 232 058 645#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page:
https://investor.hafnia.com/financials/quarterly-results/default.aspx.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.